Exhibit 99.5

CABLE & WIRELESS FINANCE DIRECTOR TO RETIRE

Cable and Wireless plc today (9 September 2003) announces that David Prince, Group Finance Director, has expressed a desire to retire from the Board of Directors at the end of the year and the company has agreed to allow him to do so. He will therefore step down from the Board on 1 December 2003, but will remain with the company for an interim period to hand over his responsibilities.

David Prince originally joined Cable & Wireless in 1981 and remained with the Hong Kong business when it was merged with PCCW in 2000. He returned to Cable & Wireless in July 2002 as Group Finance Director.

Richard Lapthorne, Chairman, Cable & Wireless, said: ‘The Board and I are very grateful to David Prince for his contribution to the Cable & Wireless Group over the years. He took on a difficult task when he joined the Board last year, and his support during the past nine months has been invaluable.’

David Prince will be replaced by Charles Herlinger, who will join the group as Chief Financial Officer and an executive member of the Board with effect from 1 December 2003.

Charles Herlinger is currently Corporate Vice President and Controller for Siemens, Europe’s largest electronics and electrical engineering company. Based at the group headquarters in Munich, he is responsible for planning, reporting, controlling, accounting and taxation for the group. Reporting to the group’s CFO, his team has strongly focused on operating performance analysis and improvement. He was brought into the role in 1998 to help steer Siemens to a US listing, one of the largest ever on the New York Stock Exchange, achieved in 2001. Preparation for the NYSE listing involved extensive revamping of worldwide financial systems together with conversion of all operating units to US GAAP financial reporting.

He has held a number of other financial roles with Siemens since 1987, working in both the US and Germany. These included responsibility as CFO for Siemens Energy & Automation in the US. Other prior responsibilities included heading up a function within the M&A group, based in Munich, focusing on acquisitions and disposals outside Germany. Prior to joining Siemens, he was a financial controller for L’Oreal in the US.

He will report to Francesco Caio, Chief Executive, Cable & Wireless.

Rob Rowley, Executive Deputy Chairman, who has overseen the group’s finance and legal functions since January 2003, will relinquish this responsibility on Charles Herlinger’s arrival. The legal function will then report to Francesco Caio. Rob Rowley will continue to lead the team managing the group’s withdrawal from the US.

Commenting on the appointment, Richard Lapthorne, Chairman, said: ‘Charles has extensive experience of driving change in a large, international company environment, as well as in-depth expertise in the financial management and systems required to underpin world-class performance. He understands how integral finance and its disciplines are to business success, and I am delighted he will be bringing this focus to Cable & Wireless.’

Ends

Notes for editors

David Prince

David Prince rejoined Cable & Wireless as Group Finance Director in July 2002. He originally joined the group in 1981 and was part of the leadership team of Cable & Wireless HKT as its Finance Director from 1994 and subsequently also its deputy CEO. He became Group Chief Financial Officer of PCCW following the merger of PCCW and HKT in 2000.

Charles Herlinger

Charles Herlinger’s remuneration arrangements are currently being finalised and will be available when he joins the Board on 1 December 2003.

Charles Herlinger has been Corporate Vice President & Group Controller for Siemens since 1998, based in Munich. Previously from 1995 he was CFO & Executive Vice President, Siemens Energy & Automation, in Atlanta. From 1993-95 he was Controller (CFO) of Siemens Corporation in New York, the holding and finance company for Siemens’ US operations. He was responsible for non-German acquisitions and disposals from 1990-93, as Director of Overseas M&A Group, based in Munich. He joined the group in 1987 as Assistant Controller in New York.

From 1985-87 he was with L’Oreal as Assistant Controller in the US.

He qualified as a chartered accountant in the UK and certified public accountant in the US with KPMG and worked with them from 1977-85 in the UK and New York.

British, and married with three children, he has a degree in Economics & Marketing.

Contacts:

Investor Relations
Louise Breen 020 7315 4460
Virginia Porter +1 646 735 4211
Caroline Stewart 020 7315 6225

Media
Susan Cottam 020 7315 4410
Peter Eustace 020 7315 4495
Ed Knight 020 7315 6759